UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mercury Interactive Corporation

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

589405109

(CUSIP Number)

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
(650) 857-1501
Attn: Charles N. Charnas, Esq.
Acting General Counsel, Vice President & Assistant Secretary

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589405109

1.	Name of Reporting Company. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Company (I.R.S. Identification No. 94-1081436)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power	1

Beneficially Owned	8.	Shared Voting Power	0

by Each Reporting	9.	Sole Dispositive Power	1

Company With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Company 1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Company (See Instructions)
CO

Schedule 13D

Item 1.                          Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.002 par value per share (the “Common Stock”), of Mercury Interactive Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 379 North Whisman Road, Mountain View, CA 94043.

Item 2.                          Identity and Background

This Schedule 13D is being filed on behalf of Hewlett-Packard Company, a Delaware corporation (“HP”).  The principal executive offices of HP are located at 3000 Hanover Street, Palo Alto, CA 94304.  HP’s principal line of business is providing technology solutions to consumers, businesses and institutions globally.

Attached as Annex A is a chart setting forth, with respect to each executive officer, director and controlling person of HP, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither HP nor, to the best knowledge of HP, any executive officer, director or controlling person of HP named on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither HP nor, to the best knowledge of HP, any of the persons named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of HP, other than Sari M. Baldauf, Brian Humphries and Catherine A. Lesjak, each executive officer, director or controlling person of HP is a citizen of the United States.

Item 3.                          Source and Amount of funds or Other Consideration

On July 25, 2006, HP, Mars Landing Corporation, a Delaware corporation and a wholly-owned subsidiary of HP (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub offered to purchase all of the outstanding shares of Common Stock of the Issuer (the “Offer”) for $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes.  The tender offer expired on November 1, 2006 and an aggregate of 84,985,209 shares of Common Stock were validly tendered and not withdrawn, representing approximately 95.3% of the outstanding shares of Common Stock.  On November 6, 2006, Merger Sub merged with and into the Issuer (the “Merger”) and the Issuer survived the merger and became a wholly-owned subsidiary of HP.  In connection with the Merger, each outstanding share of Common Stock not tendered in the Offer (other than shares held by the Issuer, HP, Merger Sub  or stockholders who properly perfect appraisal rights under Delaware law) was converted into the right to receive $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, and each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of Common Stock of the Issuer.  As a result of the Merger, HP holds 100% of the outstanding shares of Common Stock.

The transaction is valued at approximately $4.5 billion, net of any existing cash and debt.  Merger Sub funded the consideration payable pursuant to the Merger Agreement through HP’s internally available cash.

The Agreement and Plan of Merger is attached to this filing as Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4:                         Purpose of Transaction

1.     (a)-(j).  The purpose of the Merger and the Merger Agreement was to enable HP to acquire control of the Issuer and to acquire all of the outstanding shares of Common Stock.  For a description of the Merger Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.

2.     Upon consummation of the Merger, Merger Sub merged with and into the Issuer, the separate corporate existence of Merger Sub ceased and the Issuer continues as the surviving corporation and a wholly-owned subsidiary of HP.  As a result of the Merger, all issued and outstanding shares of the Issuer’s Common Stock were cancelled and automatically converted into the right to receive $52.00 in cash, without interest and less any required withholding taxes, and each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of Common Stock of the Issuer.  After the closing of the Merger, HP terminated the listing of the Issuer’s shares in the over-the-counter “pink-sheets” and filed a Form 15 to terminate the Issuer’s registration pursuant to Section 12(g)(4) of the Act.

Item 5.                          Interest in Securities of the Issuer

(a)                                  As of the date hereof and after giving effect to the Merger, HP has beneficial ownership of 1 share of Common Stock, representing 100% of the outstanding shares of Common Stock of the Issuer.  Except as set forth in this Item 5, neither HP nor any other person controlling HP nor, to the best knowledge of HP, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of the Issuer’s Common Stock.

(b)                                 HP has the sole power to vote or to direct the vote of 1 share of the Issuer’s Common Stock.

(c)                                  To the knowledge of HP, no transactions in the Issuer’s Common Stock were effected during the past 60 days by the persons named in response to Item 5(a).

(d)                                 To the knowledge of HP, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above and in Items 3 through 5 of this Statement on Schedule 13D, which is hereby incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among HP and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                          Material to Be Filed as Exhibits

1.                           Agreement and Plan of Merger by and among Hewlett-Packard Company, Mars Landing Corporation and Mercury Interactive Corporation, dated as of July 25, 2006 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hewlett-Packard Company on July 25, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2006
Date

/s/CHARLES N. CHARNAS
Signature

Charles N. Charnas, Acting General Counsel, Vice President & Assistant Secretary
Name/Title

Annex A

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of HP.  Unless otherwise indicated, each person identified below is employed by HP.  The principal address of HP, and unless otherwise indicated below, the current business address for each individual listed below is 3000 Hanover Street, Palo Alto, CA 94304.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors:
Mark V. Hurd*	49

Mr. Hurd was named Chairman of the Board in September 2006. Mr. Hurd has served as Chief Executive Officer of HP, President and a member of the Board since April 1, 2005. Prior to that, he served as Chief Executive Officer of NCR Corporation, a technology company (“NCR”), from March 2003 to March 2005 and as President from July 2001 to March 2005. From September 2002 to March 2003 Mr. Hurd was the Chief Operating Officer of NCR, and from July 2000 until March 2003 he was Chief Operating Officer of NCR’s Teradata data-warehousing division. Mr. Hurd also served as an Executive Vice Pr esident of NCR from July 2000 through July 2001.

Lawrence T. Babbio, Jr.	61

Mr. Babbio has served as Vice Chairman and President of Verizon Communications, Inc. (formerly Bell Atlantic Corporation), a telecommunications company, since 2000. He was a director of Compaq Computer Corporation (“Compaq”) from 1995 until HP’s acquisition of Compaq in May 2002. Mr. Babbio is also a director of ARAMARK Corporation.

Sari M. Baldauf	51

Ms. Baldauf served as Executive Vice President and General Manager of the Networks business group of Nokia Corporation, a communications company (“Nokia”), from July 1998 until February 2005. She previously held various positions at Nokia since 1983. Ms. Baldauf also serves as a director at SanomaWSOY, F-Secure, the Savonlinna Opera Festival and on the Global Board of the International Youth Foundation.

Richard A. Hackborn	69

Mr. Hackborn was named the lead independent director in September 2006. Mr. Hackborn served as HP’s Chairman of the Board from January 2000 to September 2000. He was HP’s Vice President, Computer Products Organization from 1990 until his retirement in 1993 after a 33-year career with HP.

John H. Hammergren	47

Mr. Hammergren has served as Chairman of McKesson Corporation, a healthcare services and information technology company (“McKesson”), since July 2002 and as President and Chief Executive Officer of McKesson since April 2001. From July 1999 to April 2001, Mr. Hammergren served as Co-President and Co-Chief Executive Officer of McKesson. Mr. Hammergren is also a director of Nadro, S.A. de C.V. (Mexico) and Verispan LLC.

Robert L. Ryan	63

Mr. Ryan served as Senior Vice President and Chief Financial Officer of Medtronic, Inc., a medical technology company, from 1993 until his retirement in May 2005. He also is a director of UnitedHealth Group, General Mills and Black and Decker Corporation.

Lucille S. Salhany	60

Ms. Salhany has served as President and Chief Executive Officer of JHMedia, a consulting company, since 1997. Since 2003, she has been a partner and director of Echo Bridge Entertainment, an independent film distribution company. From 1999 to March 2002, she was President and Chief Executive Officer of LifeFX Networks, Inc., which filed for federal bankruptcy protection in May 2002. From 1994 to 1997, Ms. Salhany was the Chief Executive Officer and President of UPN (United Paramount Network), a broadcasting company. From 1993 to 1994, she was Chairman of Fox Broadcasting Company, a national television network, and from 1991 to 1993 she was Chairman of Twentieth Television, a division of Fox Broadcasting Company. Ms. Salhany was a director of Compaq from 1997 until HP’s acquisition of Compaq in May 2002.

Robert P. Wayman*	61

Mr. Wayman has served as Executive Vice President since December 1992 and Chief Financial Officer of HP since 1984. Mr. Wayman served as interim Chief Executive Officer from February 2005 through March 2005. He was elected to the Board of Directors of HP in February 2005 and previously served on the Board from 1993 to 2002. Mr. Wayman is also a director of Con-way Inc. and Sybase, Inc.

Executive Officers:
R. Todd Bradley	47

Mr. Bradley was elected Executive Vice President in June 2005. From October 2003 to June 2005, he served as the Chief Executive Officer of palmOne Inc., a mobile computing company (“palmOne”). Mr. Bradley also served as President and Chief Operating Officer of palmOne from May 2002 until October 2003, and from June 2001 to May 2002 he served as Executive Vice President and Chief Operating Officer of palmOne. Mr. Bradley was the Executive Vice President, Global Operations for Gateway Inc., a technology company, from September 1998 to January 2001.

Charles N. Charnas	48

Mr. Charnas was appointed Acting General Counsel in September 2006. Mr. Charnas was elected Assistant Secretary in 1999. He was appointed Vice President and Deputy General Counsel in 2002. Since 1999, he has headed the Corporate, Securities and Mergers and Acquisitions Section of HP’s worldwide legal department. Mr. Charnas is not an executive officer for purposes of Section 16 of the Securities Exchange Act of 1934.

Jon E. Flaxman	49

Mr. Flaxman was elected Principal Accounting Officer on February 8, 2005. He was elected Senior Vice President in 2002 after serving as Vice President and Controller since May 2001. From May 1999 to May 2001, he served as Vice President and Chief Financial Officer of the Business Customer Organization.

Brian Humphries	33

Mr. Humphries was elected Vice President in 2004. Since July 2004, he has served as Vice President of Investor Relations. From August 2003 to June 2004, he was Director of Financial Communications. From May 2002 to July 2003, he was director of Finance for Industry Standard Servers. Before HP’s acquisition of Compaq, he served as Compaq’s Director of Investor Relations from May 1999 to May 2002.

Vyomesh Joshi	52

Mr. Joshi was elected Executive Vice President in 2002 after serving as Vice President since January 2001. He became President of the Imaging and Printing Group in February 2001. Mr. Joshi also served as Chairman of Phogenix Imaging LLC, a joint venture between HP and Kodak, from 2000 until May 2003, when Phogenix was dissolved. From 1999 to 2000, he was Vice President and General Manager of Inkjet Systems. Mr. Joshi also is a director of Yahoo! Inc.

Richard H. Lampman	61	Mr. Lampman was elected Senior Vice President in 2002. He has served as the director of HP Labs since 1999.
Catherine A. Lesjak	47

Ms. Lesjak was elected Senior Vice President and Treasurer in 2003. From May 2002 to July 2003, she was Vice President of Finance for Enterprise Marketing and Solutions and Vice President of Finance for the Software Global Business Unit. From June 2000 to May 2002, Ms. Lesjak was Controller for the Software Solutions Organization.

Ann M. Livermore	47

Ms. Livermore was elected Executive Vice President in 2002 after serving as Vice President since 1995. Since May 2004, she has led the Technology Solutions Group. In April 2001, she became President of HP Services. In October 1999, she became President of the Business Customer Organization. Ms. Livermore also is a director of United Parcel Service, Inc.

Catherine T. Lyons	49

Ms. Lyons was elected Executive Vice President and Chief Marketing Officer in June 2005. From September 2003 to June 2005, she was Senior Vice President of Business Imaging and Printing, and from 2001 to 2003, Ms. Lyons was Vice President and General Manager for the Inkjet Supplies Division. From 1999 to 2001, she was General Manager of the LaserJet Supplies Business and IPG Supplies category.

Randall D. Mott	50

Mr. Mott was elected Executive Vice President and Chief Information Officer in July 2005. From 2000 to June 2005, Mr. Mott was Senior Vice President and Chief Information Officer of Dell, Inc., a technology company.

Marcela Perez de Alonso	52

Ms. Perez de Alonso was elected Executive Vice President, Human Resources in January 2004. From 1999 until she joined HP in January 2004, Ms. Perez de Alonso was Division Head of Citigroup North Latin America Consumer Bank, in charge of the retail business operations of Citigroup in Puerto Rico, Venezuela, Colombia, Peru, Panama, the Bahamas and the Dominican Republic and also in charge of deposit products for the international retail bank until 2002.

Shane V. Robison	52

Mr. Robison was elected Senior Vice President in 2002 in connection with HP’s acquisition of Compaq. He has served as Chief Strategy and Technology Officer since May 2002. Prior to joining HP, Mr. Robison served as Senior Vice President, Technology and Chief Technology Officer at Compaq from 2000 to May 2002.

*                    Serves as both an executive officer and director of HP.